FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Bank has via its legal counsel received a communication from the United States Securities and Exchange Commission (“SEC”) that they have concluded their investigation into the Bank’s loan impairment provisions under US GAAP and that the SEC does not intend to take any enforcement action against the Bank. For details please refer to our earlier disclosure dated July 27, 2018 (copy annexed), regarding requests for information from the SEC investigatory staff linked to the timing and amount of the Bank’s loan impairment provisions taken under US GAAP for fiscal years prior to 2017, in respect of which the Bank extended complete co-operation to the SEC.

This is for your records and information.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

We refer to the emails dated July 26, 2018 received from both the Exchanges seeking clarification on the Livemint/MINT media report, “US SEC steps up probe into ICICI Bank’s accounting practices”

As a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters.  The Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP.  The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the U.S. SEC investigatory staff for information and interviews related to the Bank’s U.S. GAAP loan impairment process.

There is no matter at this point of time which requires disclosure as per Regulation 30 of the Listing Regulations.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 27, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager